Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE
YEARS IN THE PERIOD ENDED DECEMBER 31, 2018
AND
INDEPENDENT AUDITORS’ REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

acquisition accounting
The acquisition method of accounting for a business combination as prescribed by GAAP, whereby the cost or “acquisition price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

AMS	advanced metering system
Bondco
Refers to Oncor Electric Delivery Transition Bond Company LLC, a former wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that had issued securitization (transition) bonds to recover certain regulatory assets and other costs. Bondco was dissolved effective December 29, 2016.

Code	The Internal Revenue Code of 1986, as amended
Contributed EFH Debtors	Certain EFH Debtors that became subsidiaries of Vistra and emerged from Chapter 11 at the time of the Vistra Spin-Off.
DCRF	distribution cost recovery factor
Debtors
EFH Corp. and the majority of its direct and indirect subsidiaries that were debtors in the EFH Bankruptcy Proceedings, but excluding the Oncor Ring-Fenced Entities. Prior to the Vistra Spin-Off, also included the TCEH Debtors.

Deed of Trust
Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EECRF	energy efficiency cost recovery factor
EFCH
Refers to Energy Future Competitive Holdings Company LLC, a former direct, wholly-owned subsidiary of EFH Corp. that was dissolved in connection with the Vistra Spin-Off and was, prior to the Vistra Spin-Off, the parent of TCEH, and/or its subsidiaries, depending on context.

EFH Bankruptcy Proceedings
Refers to voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code filed in U.S. Bankruptcy Court for the District of Delaware on April 29, 2014 by EFH Corp. and the substantial majority of its direct and indirect subsidiaries. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings.

EFH Corp.
Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Renamed Sempra Texas Holdings Corp. upon emergence from the EFH Bankruptcy Proceedings and closing of the Sempra Acquisition. Its major subsidiaries include Oncor and, prior to the closing of the Vistra Spin-Off, TCEH.

EFH Debtors	EFH Corp. and its subsidiaries that were Debtors in the EFH Bankruptcy Proceedings, excluding the TCEH Debtors
EFIH
Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings. Renamed Sempra Texas Intermediate Holding Company LLC upon emergence from the EFH Bankruptcy Proceedings and closing of the Sempra Acquisition.

ERISA	Employee Retirement Income Security Act of 1974, as amended
FERC	U.S. Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Ltd. (a credit rating agency)
GAAP	generally accepted accounting principles of the U.S.
InfraREIT	InfraREIT, Inc.

InfraREIT Acquisition	Refers to the transactions contemplated by the InfraREIT Merger Agreement, pursuant to which Oncor would acquire all of the equity interests of InfraREIT and InfraREIT Partners.
InfraREIT Merger Agreement
Refers to the Agreement and Plan of Merger, dated as of October 18, 2018, among Oncor, 1912 Merger Sub LLC (a wholly-owned subsidiary of Oncor), Oncor T&D Partners, LP (a wholly-owned indirect subsidiary of Oncor), InfraREIT and InfraREIT Partners.

InfraREIT Partners	InfraREIT Partners, LP, a subsidiary of InfraREIT
Investment LLC
Refers to Oncor Management Investment LLC, a limited liability company and former minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B equity interests were owned by certain current or former members of the management team and independent directors of Oncor.

IRS	U.S. Internal Revenue Service
kV	kilovolts
kWh	kilowatt-hours
LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
Luminant
Refers to subsidiaries of Vistra (which, prior to the Vistra Spin-Off, were subsidiaries of TCEH) engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)
Oncor
Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its former wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of STIH and the direct majority owner (80.25% equity interest) of Oncor and its subsidiaries.
Oncor OPEB Plans
Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees, certain eligible current and former EFH Corp. and Vistra employees, and their eligible dependents.

Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor.
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.
OPEB	other postretirement employee benefits
PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act
REP	retail electric provider
S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)
SARS	Stock Appreciation Rights
SARS Plan	Refers to the Oncor Stock Appreciation Rights Plan.
SDTS	Sharyland Distribution & Transmission Services, L.L.C., an indirect subsidiary of InfraREIT
Sempra	Sempra Energy
Sempra Acquisition
Refers to the transactions contemplated by the plan of reorganization confirmed in the EFH Bankruptcy Proceedings and that certain Agreement and Plan of Merger, dated as of August 21, 2017, by and between EFH Corp., EFIH, Sempra and one of Sempra’s wholly-owned subsidiaries, pursuant to which Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. The transactions closed March 9, 2018.

Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675.
Sharyland Agreement	Refers to that certain Agreement and Plan of Merger, dated as of July 21, 2017, by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a wholly-owned subsidiary of Oncor.
Sharyland Asset Exchange
Refers to the asset swap consummated on November 9, 2017 pursuant to the Sharyland Agreement and PUCT Docket No. 47469, pursuant to which Oncor received substantially all of the distribution assets of the Sharyland Entities and certain of their transmission assets in exchange for certain of Oncor’s transmission assets and cash.

Sharyland Entities	Refers to SDTS, SU, SU AssetCo, L.L.C., a wholly owned subsidiary of SU, and SDTS AssetCo, L.L.C., a wholly owned subsidiary of SDTS, each of which was a party to the Sharyland Agreement.
Sponsor Group
Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that, prior to the Sempra Acquisition, held an ownership interest in Texas Holdings.

STH	Refers to Sempra Texas Holdings Corp., a Texas corporation (formerly EFH Corp. prior to the closing of the Sempra Acquisition), a subsidiary of Sempra and the direct parent of STIH.
STIH
Refers to Sempra Texas Intermediate Holding Company LLC., a Delaware limited liability company (formerly EFIH prior to the closing of the Sempra Acquisition) and the sole member of Oncor Holdings following the Sempra Acquisition.

SU	Refers to Sharyland Utilities, L.P., a Texas limited partnership.
Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan.
TCEH
Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and, prior to the Vistra Spin-Off, the parent company of the TCEH Debtors (other than the Contributed EFH Debtors), depending on the context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH.

TCEH Debtors	Refers to the subsidiaries of TCEH that were Debtors in the EFH Bankruptcy Proceedings (including Luminant and TXU Energy) and the Contributed EFH Debtors.
TCJA	“Tax Cuts and Jobs Act,” enacted on December 22, 2017
TCOS	transmission cost of service
TCRF	transmission cost recovery factor
Texas Holdings
Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owned substantially all of the common stock of EFH Corp. prior to the closing of the Sempra Acquisition.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.
Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax.
Texas Transmission
Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation (acting through its infrastructure investment entity, OMERS Infrastructure Management Inc.) and Cheyne Walk Pte. Ltd. Texas Transmission is not affiliated with Sempra, EFH Corp., any of their subsidiaries or any member of the Sponsor Group.

TXU Energy
Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of Vistra (and, prior to the Vistra Spin-Off, a direct subsidiary of TCEH) engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

U.S.	United States of America
VIE	variable interest entity
Vistra
Refers to Vistra Energy Corp. (formerly TCEH Corp.), and/or its subsidiaries, depending on context. On October 3, 2016, the TCEH Debtors emerged from bankruptcy and became subsidiaries of TCEH Corp. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH.

Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra, in which Oncor participates (formerly EFH Retirement Plan).
Vistra Spin-Off
Refers to the completion of the TCEH Debtors’ reorganization under the Bankruptcy Code and emergence from the EFH Bankruptcy Proceedings effective October 3, 2016. Following the Vistra Spin-Off, the TCEH Debtors ceased to be affiliates of Oncor.

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of
Oncor Electric Delivery Holdings Company LLC
Dallas, Texas

We have audited the accompanying consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and its subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 26, 2019

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2018	2017(1)	2016(1)

Operating revenues (Note 4):
Nonaffiliates	$4,101	$3,958	$3,205
Affiliates	-	-	715
Total operating revenues	4,101	3,958	3,920
Operating expenses:
Wholesale transmission service	962	929	894
Operation and maintenance (Note 13)	875	731	726
Depreciation and amortization	671	762	785
Income taxes (Notes 1, 5 and 13)	152	266	269
Taxes other than amounts related to income taxes	496	462	451
Total operating expenses	3,156	3,150	3,125
Operating income	945	808	795
Other income and (deductions) - net (Note 14)	(84)	(46)	(43)
Nonoperating income tax (benefit) expense	(10)	74	(2)
Interest expense and related charges (Note 14)	351	342	336
Net income	520	346	418
Net income attributable to noncontrolling interests	(107)	(84)	(86)
Net income attributable to Oncor Holdings	$413	$262	$332
________________
(1) As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2017	2016

Net income	$520	$346	$418
Other comprehensive income (loss):
Cash flow hedges – derivative value net loss recognized in net income (net of tax expense of $1, $1, and $1) (Note 1)	2	2	2
Defined benefit pension plans (net of tax expense of $6, $4, and $-) (Note 11)	(25)	8	-
Total other comprehensive income (loss)	(23)	10	2
Comprehensive income	497	356	420
Comprehensive income attributable to noncontrolling interests	(95)	(86)	(86)
Comprehensive income attributable to Oncor Holdings	$402	$270	$334
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,
	2018	2017	2016
	(millions of dollars)

Cash flows — operating activities:
Net income	$520	$346	$418
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	777	815	833
Deferred income taxes – net	29	360	169
Other – net	(3)	(2)	(5)
Changes in operating assets and liabilities:
Accounts receivable — trade (including affiliates)	68	(76)	(34)
Inventories	(25)	(1)	(7)
Accounts payable — trade (including affiliates)	30	(11)	14
Regulatory accounts related to reconcilable tariffs (Note 3)	66	29	(55)
Other — assets	28	57	40
Other — liabilities	(26)	(77)	33
Cash provided by operating activities	1,464	1,440	1,406
Cash flows — financing activities:
Issuances of long-term debt (Note 7)	1,150	600	175
Repayments of long-term debt (Note 7)	(825)	(324)	(41)
Net (decrease) increase in short-term borrowings (Note 6)	(137)	161	(51)
Distributions to parent (Note 9)	(149)	(171)	(162)
Distributions to noncontrolling interests	(42)	(47)	(46)
Purchase of 0.22% interest in Oncor from noncontrolling interest	(26)	-	-
Equity contribution from parent	256	-	-
Equity contribution from noncontrolling interest	54	-	-
Debt discount, premium, financing and reacquisition costs – net	(14)	(10)	10
Cash provided by (used in) financing activities	267	209	(115)
Cash flows — investing activities:
Capital expenditures (Note 13)	(1,767)	(1,631)	(1,352)
Business acquisition (Note 15)	-	(25)	-
Other – net	18	12	51
Cash used in investing activities	(1,749)	(1,644)	(1,301)
Net change in cash and cash equivalents	(18)	5	(10)
Cash and cash equivalents — beginning balance	21	16	26
Cash and cash equivalents — ending balance	$3	$21	$16

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2018	2017
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$3	$21
Trade accounts receivable – net (Note 14)	559	635
Income taxes receivable from parent (Note 13)	-	12
Materials and supplies inventories — at average cost	116	91
Prepayments and other current assets	94	88
Total current assets	772	847
Investments and other property (Note 14)	120	113
Property, plant and equipment – net (Note 14)	16,090	14,879
Goodwill (Notes 1 and 14)	4,064	4,064
Regulatory assets (Note 3)	1,691	2,180
Other noncurrent assets	15	23
Total assets	$22,752	$22,106
LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$813	$950
Long-term debt due currently (Note 7)	600	550
Trade accounts payable	300	242
Income taxes payable to parent (Note 13)	28	21
Accrued taxes other than income taxes	199	190
Accrued interest	68	83
Other current liabilities	209	188
Total current liabilities	2,217	2,224
Long-term debt, less amounts due currently (Note 7)	5,835	5,567
Accumulated deferred income taxes (Notes 1, 5 and 13)	1,160	1,125
Regulatory liabilities (Note 3)	2,697	2,807
Employee benefit obligations and other (Notes 11 and 14)	2,064	2,231
Total liabilities	13,973	13,954
Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account	6,920	6,411
Accumulated other comprehensive loss	(92)	(81)
Oncor Holdings membership interest	6,828	6,330
Noncontrolling interests in subsidiary	1,951	1,822
Total membership interests	8,779	8,152
Total liabilities and membership interests	$22,752	$22,106
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Year Ended December 31,
	2018	2017	2016
	(millions of dollars)

Capital account:
Balance at beginning of period	$6,411	$6,320	$6,150
Net income attributable to Oncor Holdings	413	262	332
Distributions to parent	(149)	(171)	(162)
Fair value of purchase of 0.22% interest in Oncor from noncontrolling interest over carrying value	(11)	-	-
Equity contribution from parent	256	-	-
Balance at end of period	6,920	6,411	6,320
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(81)	(89)	(91)
Net effects of cash flow hedges (net of tax expense of $1, $1 and $1)	2	2	2
Defined benefit pension plans (net of tax (benefit) expense of ($3), $3 and $-)	(13)	6	-
Balance at end of period	(92)	(81)	(89)
Oncor Holdings membership interests at end of period	$6,828	$6,330	$6,231

Noncontrolling interests in subsidiary (Note 10):
Balance at beginning of period	1,822	1,912	1,803
Net income attributable to noncontrolling interests	107	84	86
Distributions to noncontrolling interests	(42)	(47)	(46)
Purchase of 0.22% interest in Oncor from noncontrolling interest	(15)	-	-
Equity contribution from noncontrolling interests	54	-	-
Change related to future tax distributions from Oncor	37	(128)	69
Defined benefit pension plans (net of tax expense of $9, $1 and $-)	(12)	1	-
Noncontrolling interests in subsidiary at end of period	1,951	1,822	1,912
Total membership interests at end of period	$8,779	$8,152	$8,143

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements are comprised almost entirely of the operations of Oncor; consequently, there are no separate reportable business segments. See “Glossary” for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements are comprised almost entirely of the operations of our direct, majority (80.25%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. We are indirectly wholly owned by Sempra.

Our 2016 consolidated financial statements include our former indirect, bankruptcy-remote financing subsidiary, Bondco, a VIE through December 29, 2016, at which time it was dissolved (see Note 14). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. Bondco issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. Final true-up proceedings and refunds of over-collected transition charges for the transition bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact.

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in us or Oncor. These measures serve to mitigate the Oncor Ring-Fenced Entities‘ credit exposure to Sempra and its affiliates and any other direct or indirect owners of us or Oncor and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of us or Oncor in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest in Oncor held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors and Oncor’s board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of us or Oncor. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of us or Oncor. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of us or Oncor, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of us or Oncor. For more information on the ring-fencing measures, see Note 2.

EFH Bankruptcy Proceedings and Sempra Acquisition

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition was completed. See Note 2 for further information.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

General

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, EECRF and previously AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets. See “Regulatory Assets and Liabilities” below.

See Note 4 for additional information regarding revenues.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows. Beginning in 2018, we elected to change our annual goodwill assessment date from December 1 to October 1 to correspond with the assessment date of our new majority owner. We do not believe this change in the assessment date is a material change.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

In October 2018, December 2017 and December 2016, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no additional testing for impairment was required and no impairments were recognized in 2018, 2017 or 2016.

Income Taxes

Oncor is a partnership for US federal income tax purposes. Our tax sharing agreement with Oncor and Sempra, as successor to EFH Corp., includes Texas Transmission. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify any interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 5.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and OPEB plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 11 for additional information regarding pension and OPEB plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness and prudence and possible disallowance. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 3 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are a principal component of taxes other than income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion, if any, of capitalized AFUDC is accounted for as other income. See Note 14 for detail of amounts reducing interest expense.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plans’ trusts (see Note 11) and long-term debt (see Note 7).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•
Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the net asset value (NAV) per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary).

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Changes in Accounting Standards

Topic 606, “Revenue from Contracts with Customers” - Since May 2014, the Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) 2014-09, along with other supplemental guidance (together, Topic 606). Topic 606 introduced new, increased requirements for disclosure of revenue in financial statements and guidance intended to eliminate inconsistencies in the recognition of revenue. We adopted Topic 606 effective January 1, 2018 using the modified retrospective approach and elected the practical expedient available that allows an entity to recognize revenue in the amount to which the entity has the right to invoice related to performance completed to date. Our revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. The new guidance did not change this pattern of recognition and therefore the adoption did not have a material effect on our reported results of operations, financial position or cash flows. Topic 606 also requires the separate presentation of “alternative revenue program” revenues on the income statement. We recorded $7 million in alternative revenue program revenues in 2018 related to our energy efficiency program and disclosed such activity in Note 4. See Note 4 for additional disclosures about revenues from contracts with customers.

Topic 842, “Leases” - In February 2016, the FASB issued ASU 2016-02 which created FASB Topic 842, Leases (Topic 842). Topic 842 amends previous GAAP to require the balance sheet recognition of substantially all lease assets and liabilities, including operating leases. Operating lease liabilities are not classified as debt for GAAP purposes under Topic 842 and are not treated as debt for regulatory purposes. Under current standards, all of Oncor’s existing leases meet the definition of an operating lease. Under the new rules, the recognition of any finance leases (currently known as capital leases) on the balance sheet would be classified as debt for GAAP purposes and are expected to be defined as debt for our regulatory capital structure purposes (see Note 9 for details) similar to the current capital lease treatment. We adopted Topic 842 on January 1, 2019 and will use certain practical expedients and policy elections available under the guidance including a practical expedient to not assess whether existing land easements that were not previously accounted for as leases are or contain a lease under Topic 842, an adoption method to not restate comparative periods and a policy election to forego the application of Topic 842 recognition requirements to short-term leases. The initial adoption of Topic 842 will affect our 2019 balance sheet, as our contracts for office space and fleet vehicles are currently classified as operating leases. The initial adoption of Topic 842 is expected to result in the recording of operating lease assets and operating lease obligations each in the amount of approximately $100 million with no impact to results of operations or cash flows.

Topic 715, “Compensation – Retirement Benefits” amended by ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” - In March 2017, the FASB issued ASU 2017-07, an amendment to Topic 715. ASU 2017-07 requires the non-service cost components of net retirement benefit plan costs be presented as non-operating in the income statement. In addition, only the service cost component of net retirement benefit plan cost is eligible for capitalization as part of inventory or property, plant and equipment. We adopted ASU 2017-07 on January 1, 2018. The presentation of costs is required to be applied on a retrospective basis while the capitalization eligibility requirement is applied on a prospective basis. The guidance allows a practical expedient that permits use of previously disclosed service costs and non-service costs of the Pension and OPEB Plans in the comparative periods as appropriate estimates when recasting the presentation of these costs in the income statements. We have elected this practical expedient. For cash flow purposes on a prospective basis, non-service costs will be reflected as a reduction to operating cash flows, offset by lower cash used in investing activities (lower capital expenditures). The new guidance did not have a material effect on our results of operations, financial position or net change in total cash flows and we do not expect the guidance to have a material effect on our rate-making process. For the years 2016 and 2017, the adoption of ASU 2017-07 resulted in a reclassification of expense of $28 million and $31 million from operation and maintenance expense to other income and (deductions), respectively, and a corresponding reclassification of benefit of $10 million and $11 million, respectively, from operating deferred income tax expense to nonoperating deferred income tax expense.

Topic 220, “Income Statement—Reporting Comprehensive Income” amended by ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” - In February 2018, the FASB issued ASU 2018-02, an amendment to Topic 220. ASU 2018-02 allows a reclassification from accumulated other comprehensive income (AOCI) to capital accounts for stranded tax effects resulting from the TCJA which we expect to elect. Under ASU

2018-02, an entity will be required to provide certain disclosures regarding stranded tax effects, including its accounting policy related to releasing the income tax effects from AOCI. Our stranded tax effects in AOCI are approximately $18 million and will increase our capital account upon reclassification. ASU 2018-02 can be applied either as of the beginning of the period of adoption or retrospectively as of the date of enactment of the TCJA and to each period in which the effect of the TCJA is recognized. ASU 2018-02 is effective for our 2019 annual reporting period, including interim periods therein, with early adoption permitted. We adopted the standard on a prospective basis, January 1, 2019.

2.    EFH BANKRUPTCY PROCEEDINGS AND SEMPRA ACQUISITION

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 13 for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition occurred and Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH as discussed in further detail below. Prior to consummation of the Sempra Acquisition, EFH Corp. had filed and confirmed other plans of reorganization and entered into various merger agreements with other parties in connection with the EFH Bankruptcy Proceedings that contemplated the transfer of its indirect ownership interest in Oncor, but those agreements were terminated and the contemplated transactions failed to close.

Sempra Acquisition

In August 2017, EFH Corp. and EFIH entered into an Agreement and Plan of Merger (Sempra Merger Agreement) with Sempra and one of its wholly-owned subsidiaries (collectively, the Sempra Parties) that contemplated the Sempra Parties acquiring the ownership interests in Oncor that were indirectly held by EFH Corp. The Sempra Acquisition closed on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the amended joint plan of reorganization filed in September 2017 by the EFH Debtors (Sempra Plan). At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Management Equity Purchase

On March 9, 2018, Oncor entered into an Interest Transfer Agreement (OMI Agreement) with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its affiliates, certain members of Oncor’s management, including Oncor’s executive officers and disinterested directors on Oncor’s board of directors, were granted the opportunity to purchase Class B equity interests (Class B Interests) in Investment LLC, an entity whose only assets consist of equity interests in Oncor. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (the OMI Interests), which represented 0.22% of the outstanding membership interests in Oncor.

Pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $26 million in cash, which represents approximately $18.60 for each OMI Interest.

PUCT Matters Related to Sempra Acquisition

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT, the Sempra Settlement Stipulation and the Sempra Order outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the Sempra Order, following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

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seven members, which we refer to as disinterested directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•
two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the Chairman of the Board and Chief Executive, respectively.

In addition, the Sempra Order provides that, following the consummation of the Sempra Acquisition, the board of directors of Oncor Holdings is required to consist of ten members and be constituted as follows:

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six disinterested directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•
two members shall be current or former officers of Oncor Holdings (the Oncor Holdings Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the Chairman of the Board and Chief Executive, respectively.

In order for a current or former officer of Oncor or Oncor Holdings to be eligible to serve as an Oncor Officer Director or Oncor Holdings Officer Director, the officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to the officer being employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors. STIH has the right to nominate and/or seek the removal of the Oncor Holdings Officer Directors, subject to approval by a majority of the Oncor Holdings board of directors. STIH is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition.

In addition, the Sempra Order provides that the boards of directors of Oncor Holdings and Oncor cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the boards of directors of Oncor Holdings and Oncor must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order include, among others:

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A majority of the disinterested directors of Oncor must approve any annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•	Oncor will make minimum aggregate capital expenditures equal to at least $7.5 billion over the period from January 1, 2018 through December 31, 2022 (subject to certain possible adjustments);

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Sempra was required to make, within 60 days after the Sempra Acquisition, its proportionate share of the aggregate equity investment in Oncor in an amount necessary for Oncor to achieve a capital structure consisting of 57.5% long-term debt to 42.5% equity, as calculated for regulatory purposes, and pursuant to that requirement Sempra contributed $117 million in cash commensurate with its ownership interest to Oncor on April 23, 2018, as discussed in further detail in Note 9;

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Oncor and Oncor Holdings may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its disinterested directors determines that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

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At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

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If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

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Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the stock of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

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Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

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Oncor will not seek recovery in rates of any expenses or liabilities related to EFH Corp.’s bankruptcy, or (1) any tax liabilities resulting from the Vistra Spin-Off, (2) any asbestos claims relating to non-Oncor operations of EFH Corp. or (3) any make-whole claims by holders of debt securities issued by EFH Corp. or EFIH, and Sempra was required to file with the PUCT a plan providing for the extinguishment of the liabilities described in items (1) through (3) above, which protects Oncor from any harm (which plan was filed with the PUCT on April 6, 2018 in PUCT Docket No. 48119);

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There must be maintained certain “separateness measures” that reinforce the financial separation of Oncor from STH and STH’s owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on pledging Oncor assets or stock for any entity other than Oncor;

•	No transaction costs or transition costs related to the Sempra Acquisition (excluding Oncor employee time) will be borne by Oncor’s customers nor included in Oncor’s rates;

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Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT; and

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Oncor will provide bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved due to any improvement in its credit ratings or market spreads compared to those as of June 30, 2017 until final rates are set in the next Oncor base rate case filed after PUCT Docket No. 46957 (except that savings will not be included in credits if already realized in rates); and one year after the Sempra Acquisition, Oncor will provide bill credits to electric delivery rates for inclusion in customer bills equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding after the 2017 rate review (PUCT Docket No. 46957), at which time any total synergy savings shall be reflected in Oncor’s rates. On September 7, 2018, Oncor filed its first semi-annual interest rate savings compliance report with the PUCT and began accruing a bill credit upon the issuance of its new senior secured notes in August 2018.

3.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of regulatory assets and liabilities and their remaining recovery periods as of December 31, 2018 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	At December 31,
	December 31, 2018	2018	2017

Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$648	$854
Employee retirement costs being amortized	9 years	297	331
Employee retirement costs incurred since the last rate review period (b)	To be determined	73	30
Self-insurance reserve (primarily storm recovery costs) being amortized	9 years	351	394
Self-insurance reserve incurred since the last rate review period (b)	To be determined	59	49
Securities reacquisition costs	Lives of related debt	10	12
Deferred conventional meter and metering facilities depreciation	2 years	36	57
Under-recovered AMS costs	9 years	185	206
Excess deferred taxes	Various	-	197
Energy efficiency performance bonus (a)	1 year or less	7	12
Other regulatory assets	Various	25	38
Total regulatory assets		1,691	2,180

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,023	954
Excess deferred taxes	Primarily over lives of related assets	1,571	1,789
Over-recovered wholesale transmission service expense (a)	1 year or less	89	47
Other regulatory liabilities	Various	14	17
Total regulatory liabilities		2,697	2,807
Net regulatory assets (liabilities)		$(1,006)	$(627)
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(a)	Not earning a return in the regulatory rate-setting process.

(b)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.

(c)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

The excess deferred tax related balances are primarily the result of the TCJA corporate federal income tax rate reduction from 35% to 21%. These regulatory assets and liabilities reflect our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate through reductions in our future tariffs.

DCRF (PUCT Docket No. 48231)

On April 5, 2018, Oncor filed with the PUCT, as well as cities with original jurisdiction over Oncor’s rates, an application for approval of a DCRF. The DCRF will allow Oncor to recover, primarily through its tariff for retail delivery service, certain costs related to its 2017 distribution investments. Oncor requested a $19 million increase in annual distribution revenues in its DCRF application. On June 13, 2018, Oncor filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation on August 30, 2018, and the distribution tariffs became effective September 1, 2018.

Application to Decrease Rates Based on the TCJA of 2017 (PUCT Docket No. 48325)

In 2018, Oncor made filings to incorporate the impacts of the TCJA into its tariffs, including the reduced corporate income tax rate from 35% to 21% and amortization of excess deferred federal income taxes. In the filings, Oncor proposed a total net decrease in the revenue requirement used to set transmission and distribution rates of approximately $181 million annually as compared to the revenue requirement approved in Oncor’s most recent rate review, PUCT Docket No. 46957. The proposal included annual rate reductions of $144 million related to the reduction in income tax expense currently included in rates and $37 million related to the amortization of excess deferred income taxes over the lives of related assets. In September 2018, Oncor reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement includes, on an annual basis, $144 million related to the reduction of income tax expense currently in rates and $75 million related to amortization of excess deferred federal income taxes. The settlement rates have been implemented as follows on an interim basis pending final PUCT approval.

•
For transmission customers, Oncor’s TCOS rate incorporated the tax rate reduction beginning March 27, 2018. On July 1, 2018, a new interim TCOS rate was approved, subject to reconciliation, including a reduction due to amortization of excess deferred federal income taxes. The settlement results in a reduction of about $79 million of annualized transmission base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

•
For distribution customers, interim rates implemented October 8, 2018 contain reductions for both the income tax expense currently in rates and the amortization of excess deferred tax expense. The settlement results in a reduction of about $140 million of annualized distribution base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

In addition, Oncor agreed to refund the tax rate differential amounts collected and deferred since January 1, 2018, through the date the changed tariffs became effective. For transmission customers, Oncor refunded tax amounts collected and deferred through March 26, 2018. For distribution customers, Oncor refunded tax amounts collected and deferred through October 7, 2018. In total, the tax rate differential of $73 million was refunded as a bill credit in December 2018.

The pass-through of the impacts of the TCJA to ratepayers is not expected to impact net income. Amortization of excess deferred taxes will result in lower cash inflows as a result of reduced rates to end-use customers.

2017 Rate Review (PUCT Docket No. 46957)

In response to resolutions passed by numerous cities with original jurisdiction over electric utility rates, Oncor filed rate review proceedings with the PUCT and original jurisdiction cities in its service territory in March 2017 based on a January 1, 2016 to December 31, 2016 test year.

In July 2017, Oncor and certain parties to its rate review agreed to a settlement of that rate review, and on August 2, 2017 a settlement agreement was filed with the PUCT that settled all issues in the docket. On October 13, 2017, the PUCT issued an order approving the settlement of the rate review, subject to closing of the Sharyland Asset Exchange, which closed on November 9, 2017. As a result of the Sharyland Asset Exchange closing on November 9, 2017, the contingency in the PUCT order in PUCT Docket No. 46957 was met and Oncor’s new rates as set forth in that order took effect on November 27, 2017. The order also required Oncor to record as a regulatory liability, instead of revenue, the amount that Oncor collected through its approved tariffs for federal income taxes that was above the new corporate federal income rate. Other significant findings include a change in Oncor’s authorized return on equity to 9.80% and a change in its authorized regulatory capital structure to 57.5% debt to 42.5% equity. Its previous authorized return on equity was 10.25% and previous authorized regulatory capital structure was 60% debt to 40% equity. The PUCT order required Oncor to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect Oncor’s actual capitalization prior to achieving the authorized capital structure. Oncor’s authorized regulatory capital structure was met in May 2018, and therefore Oncor ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018.

Also, in accordance with the rate review final order, effective November 27, 2017, the AMS surcharge ceased and ongoing AMS costs are being recovered through base rates which include the recovery of the AMS regulatory asset over a

10-year period. Oncor continues to recover previously approved retired conventional meters over time as a regulatory asset.

Sharyland Asset Exchange (PUCT Docket No. 47469)

On July 21, 2017, Oncor entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that Oncor would exchange certain of its transmission assets and cash for certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. On October 13, 2017, the PUCT issued an order approving the Sharyland Asset Exchange and on November 9, 2017, the parties consummated the transactions. For more information on the Sharyland Agreement and the Sharyland Asset Exchange, see Note 15.

Oncor is involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

4.    REVENUES

General

Oncor’s revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the units delivered can be directly measured, Oncor revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. Oncor recognizes revenue in the amount that it has the right to invoice. Substantially all of Oncor’s revenues are from contracts with customers (Topic 606 revenues) except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF, EECRF and previously AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

As a result of the 2017 rate review order effective November 27, 2017, the AMS surcharges ceased and AMS related expenses and return became recoverable through distribution base rates.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing Oncor to earn performance bonuses by exceeding PUCT energy efficiency program targets. This incentive program is considered an “alternative revenue program” for GAAP purposes and the related performance bonus revenues are outside of the scope of Topic 606. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. In 2018, the PUCT approved a $7 million bonus that Oncor recognized in revenues in 2018.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

Year Ended December 31,
2018

Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,139
Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	548
Billed to REPs serving Oncor distribution customers, through TCRF	310
Total transmission base revenues	858
Other miscellaneous revenues	71
Total revenues contributing to earnings	3,068

Revenues collected for pass-through expenses:
TCRF - third-party wholesale transmission service	962
EECRF and other regulatory charges	71
Revenues collected for pass-through expenses	1,033

Total operating revenues	$4,101

Customers

Oncor’s distribution customers consist of approximately 90 REPs and certain electric cooperatives in its certificated service area. The consumers of the electricity Oncor delivers are free to choose their electricity supplier from REPs who compete for their business. Oncor’s transmission base revenues are collected from load serving entities benefitting from its transmission system. Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of Oncor’s two largest counterparties represented 23% and 19% of its total operating revenues for the year ended 2018, 22% and 18% for the year ended 2017 and 23% and 17% for the year ended 2016. No other customer represented more than 10% of total operating revenues.

Variability

Oncor revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are recoverable as a regulatory asset.

Pass-through Expenses

Expenses which are allowed to be passed-through to customers (primarily, third party wholesale transmission service and energy efficiency program costs) are generally recognized as revenue at the time the costs are incurred. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

5.    INCOME TAXES

Tax Cuts and Jobs Act (TCJA)

On December 22, 2017, the TCJA was signed into law. Substantially all of the provisions of the TCJA are effective for Oncor’s taxable years beginning January 1, 2018. The TCJA includes significant changes to the Code, including amendments which significantly change the taxation of business entities and includes specific provisions related to regulated public utilities such as Oncor. The most significant TCJA change that impacts us is the reduction in the corporate federal income tax rate from 35% to 21%. The specific provisions related to regulated public utilities in the TCJA applicable to us include the continued deductibility of interest expense, the elimination of bonus depreciation on certain property acquired after September 27, 2017 and certain rate normalization requirements for accelerated depreciation benefits.

Changes in the Code from the TCJA had a material impact on our financial statements in 2017. Under GAAP, specifically Topic 740, Income Taxes, the tax effects of changes in tax laws must be recognized when the law is enacted, or December 22, 2017 for the TCJA. Topic 740 also requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Based on this, our deferred income taxes were re-measured at the date of enactment using the new tax rate.

Oncor has completed the measurement and accounting for the effects of the TCJA. The re-measurement of Oncor’s deferred income taxes related to its non-regulated operations resulted in a $21 million charge to the nonoperating provision for tax expense for the year ended December 31, 2017. The re-measurement of Oncor’s deferred income taxes related to regulated operations resulted in a $1.6 billion decrease in deferred income tax liabilities at December 22, 2017 and a corresponding increase in regulatory liabilities.

Components of Deferred Income Taxes

The components of our deferred income taxes are provided in the table below.

	At December 31,
	2018	2017

Deferred Tax Assets:
Section 704c income	$186	$173
Other	0	2
Total	186	175
Deferred Tax Liabilities:
Partnership outside basis difference	85	85
Basis difference in partnership	1,261	1,215
Total	1,346	1,300
Deferred tax liability - net	$1,160	$1,125

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2018	2017(1)	2016(1)

Reported in operating expenses:
Current:
U.S. federal	$112	$(55)	$60
State	21	20	20
Deferred U.S. federal	21	303	191
Amortization of investment tax credits	(2)	(2)	(2)
Total reported in operating expenses	152	266	269
Reported in other income and deductions:
Current U.S. federal	(18)	17	20
Deferred U.S. federal	8	57	(22)
Total reported in other income and deductions	(10)	74	(2)
Total provision for income taxes	$142	$340	$267
________________
(1) As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

Reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes:

	Year Ended December 31,
	2018	2017	2016

Income before income taxes	$662	$686	$685
Income taxes at the U.S. federal statutory rate of 21% for 2018 and 35% for 2017 and 2016	$139	$240	$239
Amortization of investment tax credits – net of deferred tax effect	(2)	(2)	(2)
Amortization of excess deferred taxes	(18)	(1)	(1)
Impact of federal statutory rate change from 35% to 21%	-	81	-
Texas margin tax, net of federal tax benefit	17	13	13
Nontaxable gains on benefit plan investments	(1)	(4)	-
Other, including audit settlements	7	13	18
Income tax expense	$142	$340	$267
Effective rate	21.5%	49.6%	39.0%

At December 31, 2018 and 2017, net amounts of $1.2 billion and $1.1 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.3 billion and $1.2 billion, respectively, related to our investment in Oncor. Additionally, at December 31, 2018 and 2017, we have net deferred tax assets of $101 million and $88 million, respectively, related to our outside basis differences in Oncor and zero and $2 million, respectively, related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

There were no uncertain tax positions in 2018. The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2017 and 2016.

	2017	2016

Balance at January 1, excluding interest and penalties	$3	$3
Reductions based on tax positions related to prior years	(3)	-
Balance at December 31, excluding interest and penalties	$-	$3

The balance at December 31, 2016 of $3 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period. In the first quarter 2017, EFH Corp. settled all open tax claims with the IRS. As a result, we reduced the liability for uncertain tax positions by $3 million. This reduction is reported as a decrease in income taxes in 2017.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2018 and 2017. There were no amounts recorded related to interest and penalties in the years ended December 31, 2018, 2017 and 2016. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as accumulated deferred income taxes.

6.    SHORT-TERM BORROWINGS

At December 31, 2018 and 2017, outstanding short-term borrowings under Oncor’s commercial paper program (CP Program) and revolving credit facility (Credit Facility) consisted of the following:

	At December 31,
	2018	2017
Total borrowing capacity	$2,000	$2,000
Commercial paper outstanding (a)	(813)	-
Credit facility outstanding (b)	-	(950)
Letters of credit outstanding (c)	(9)	(9)
Available unused credit	$1,178	$1,041
____________

a)	The weighted average interest rate for commercial paper at December 31, 2018 was 2.74%.

b)	The weighted average interest rate for the Credit Facility at December 31, 2017 was 2.62%.

c)	Interest rates on outstanding letters of credit at December 31, 2018 and December 31, 2017 were 1.200% and 1.325%, respectively, based on Oncor’s credit ratings.

CP Program

In March 2018, Oncor established the CP Program, under which Oncor may issue unsecured commercial paper notes (Notes) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. Oncor also entered into commercial paper dealer agreements (Dealer Agreements) with commercial paper dealers (Dealers). The Dealer Agreements are substantially identical in all material respects except as to the parties thereto. A national bank acts as the issuing and paying agent under the CP Program pursuant to the terms of an issuing and paying agent agreement.

The proceeds of Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from Oncor’s Credit Facility discussed below. If at any time funds are not available on favorable terms under the CP Program, Oncor may utilize the Credit Facility for funding.

The Dealer Agreements provide the terms under which the Dealers will either purchase from Oncor or arrange for the sale by Oncor of Notes pursuant to an exemption from federal and state securities laws. The Dealer Agreements contain customary representations, warranties, covenants and indemnification provisions. The maturities of the Notes will vary, but may not exceed 364 days from the date of issue. The Notes will be sold at a discount from par or, alternatively, will be sold at par and bear interest. Interest rates will vary based upon market conditions at the time of issuance of the Notes and may be fixed or floating determined by reference to a base rate and spread.

From time to time, one or more of the Dealers and certain of their respective affiliates have provided, and may in the future provide, commercial banking, investment banking and other financial advisory services to Oncor and our affiliates for which the Dealers have received or will receive customary fees and expenses. In addition, certain of the Dealers or their affiliates are lenders under the Credit Facility.

Revolving Credit Facility

In November 2017, Oncor entered into a $2.0 billion unsecured revolving credit facility (Credit Facility) to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. Oncor may request increases in its borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate, provided certain conditions are met, including lender approvals. The Credit Facility has a five-year term expiring in November 2022 and gives Oncor the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals. The Credit Facility replaced Oncor’s previous $2.0 billion secured revolving credit facility (previous credit facility), which was terminated in connection with its entrance into the Credit Facility. Borrowings under Oncor’s previous credit facility were secured with the lien of the Deed of Trust discussed in Note 7 below.

Borrowings under the Credit Facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to its senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to its senior secured non-credit enhanced long-term debt. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.075% to 0.225% (such spread depending on certain credit ratings assigned to Oncor’s senior secured debt) of the daily unused commitments under the Credit Facility. Letter of credit fees on the stated amount of letters of credit issued under the Credit Facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2018, letters of credit bore interest at 1.20%, and a commitment fee (at a rate of 0.125% per annum) was payable on the unfunded commitments under the Credit Facility, each based on Oncor’s current credit ratings.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, its available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

The Credit Facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things: incurring certain additional liens (not including liens relating to obligations secured pursuant to its Deed of Trust, which are permitted); entering into mergers and consolidations; sales of substantial assets and acquisitions and investments in subsidiaries. In addition, the Credit Facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the Credit Facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with GAAP). Capitalization is calculated as membership interests determined in accordance with GAAP plus indebtedness described above. At December 31, 2018, Oncor was in compliance with this and all other covenants.

7.    LONG-TERM DEBT

Senior notes are secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information.     According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money. At December 31, 2018 and 2017, long-term debt consisted of the following:

	December 31,
	2018	2017

Secured:
6.80% Fixed Senior Notes due September 1, 2018	$-	$550
2.15% Fixed Senior Notes due June 1, 2019	250	250
5.75% Fixed Senior Notes due September 30, 2020	126	126
4.10% Fixed Senior Notes due June 1, 2022	400	400
7.00% Fixed Debentures due September 1, 2022	482	800
2.95% Fixed Senior Notes due April 1, 2025	350	350
3.70% Fixed Senior Notes due November 15, 2028	350	-
5.75% Fixed Senior Notes due March 15, 2029	318	-
7.00% Fixed Senior Notes due May 1, 2032	500	500
7.25% Fixed Senior Notes due January 15, 2033	350	350
7.50% Fixed Senior Notes due September 1, 2038	300	300
5.25% Fixed Senior Notes due September 30, 2040	475	475
4.55% Fixed Senior Notes due December 1, 2041	400	400
5.30% Fixed Senior Notes due June 1, 2042	500	500
3.75% Fixed Senior Notes due April 1, 2045	550	550
3.80% Fixed Senior Notes due September 30, 2047	325	325
4.10% Fixed Senior Notes due November 15, 2048	450	-
Secured long-term debt	6,126	5,876
Unsecured:
Term loan credit agreement due no later than March 26, 2019	-	275
Term loan credit agreement maturing December 9, 2019	350	-
Total long-term debt	6,476	6,151
Unamortized discount and debt issuance costs	(41)	(34)
Less amount due currently	(600)	(550)
Long-term debt, less amounts due currently	$5,835	$5,567

Debt-Related Activity in 2018

Debt Repayments

Repayments of long-term debt in 2018 consisted of $275 million aggregate principal amount of the term loan credit agreement due March 26, 2019 and $550 million aggregate principal amount of Oncor’s 6.80% senior secured notes due September 1, 2018 (2018 Notes). The term loan credit agreement was repaid in full, and the 2018 Notes were defeased on August 10, 2018.

Debt Issuances

Senior Secured Notes

In August 2018, Oncor issued $350 million aggregate principal amount of 3.70% senior secured notes due November 15, 2028 (the 2028 Notes) and $450 million aggregate principal amount of 4.10% senior secured notes due November 15, 2048 (the 2048 Notes and, together with the 2028 Notes, the New Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of $791 million from the sale of the New Notes for general corporate purposes, including to pay the amount required for defeasance of Oncor’s 2018 Notes, to repay the $131 million outstanding under our term loan credit agreement, and to repay notes due under our CP Program. The New Notes are secured by a first priority lien, and are secured equally and ratably with all of Oncor’s other secured indebtedness.

Interest on the New Notes is payable in cash semiannually in arrears on May 15 and November 15 of each year, and the first interest payment was November 15, 2018. Prior to August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, Oncor may redeem such Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, Oncor may redeem such New Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such New Notes, plus accrued and unpaid interest. The New Notes also contain customary events of default, including failure to pay principal or interest when due.

The New Notes and 2029 Notes (defined below) were issued in separate private placements. In January 2019, Oncor completed an offering with the holders of the New Notes and 2029 Notes to exchange their respective New Notes and 2029 Notes for notes that have terms identical in all material respects to the New Notes and 2029 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in December 2018.

Debt Exchange

On November 30, 2018, Oncor issued $318 million aggregate principal amount of 5.75% Senior Secured Notes due 2029 (the “2029 Notes”) in exchange for a like principal amount of our outstanding 7% Debentures due 2022 (the “2022 Notes”). Oncor received no proceeds from the exchange.

The 2029 Notes bear interest at a rate of 5.75% per annum and mature on March 15, 2029. Interest on the 2029 Notes is payable in cash semiannually in arrears on March 15 and September 15 of each year, and the first interest payment is due on March 15, 2019. Prior to December 15, 2028, Oncor may redeem the New Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after December 15, 2028, Oncor may redeem the New Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such New Notes, plus accrued and unpaid interest. The 2029 Notes, the Indenture and the Deed of Trust also contain customary events of default, including failure to pay principal or interest on the New Notes when due, among others.

Term Loan Credit Agreement

On December 10, 2018, Oncor entered into an unsecured term loan credit agreement in an aggregate principal amount of $350 million. Oncor used the proceeds (net of the fees and expenses) for general corporate purposes, including to repay notes under its CP Program. The term loan credit agreement has a 12-month term maturing on December 9, 2019, and may be extended at Oncor’s option up to an additional six months.

At December 31, 2018, Oncor had outstanding borrowings of $350 million under the term loan credit agreement bearing interest at a rate per annum of 3.44%.

Loans under the term loan credit agreement bear interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus 0.55%, until December 9, 2019, and LIBOR plus 0.60% on or after December 10, 2019, or (ii) an alternate base rate (the highest of (1) the prime rate of Mizuho, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%).

The term loan credit agreement contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things, incurring additional liens, entering into mergers and consolidations, and sales of substantial assets. In addition, the term loan credit agreement requires that Oncor maintain a consolidated senior debt to capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2018, Oncor was in compliance with the covenants under its term loan credit agreement.

The term loan credit agreement also contains customary events of default for facilities of this type the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the term loan credit agreement, cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $100 million that are not discharged within 60 days.

Deed of Trust

Oncor’s secured indebtedness is secured equally and ratably by a first priority lien on property Oncor acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness (excluding borrowings under the Credit Facility and the term loan credit agreement) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2018, the amount of available bond credits was approximately $3.586 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $2.587 billion.

Maturities

Long-term debt maturities at December 31, 2018, are as follows:

Year	Amount
2019	$600
2020	126
2021	-
2022	882
2023	-
Thereafter	4,868
Unamortized discount and debt issuance costs	(41)
Total	$6,435

Fair Value of Long-Term Debt

At December 31, 2018 and 2017, the estimated fair value of Oncor’s long-term debt (including current maturities) totaled $7.086 billion and $7.153 billion, respectively, and the carrying amount totaled $6.435 billion and $6.117 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

8.    COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings and Sempra Acquisition

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition was completed. See Note 2 for further information regarding the resolution of the EFH Bankruptcy Proceedings and the Sempra Acquisition and Note 13 for our related-party transactions involving members of the Texas Holdings Group and Sempra.

Leases

At December 31, 2018, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2019	$29
2020	22
2021	20
2022	15
2023	8
Thereafter	5
Total future minimum lease payments	$99

Rent charged to operation and maintenance expense totaled $28 million, $27 million and $9 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Capital Expenditures

As part of the Sempra Acquisition, Oncor has committed to make minimum aggregate capital expenditures equal to at least $7.5 billion over the 5-year period ending December 31, 2022 as discussed in Note 2.

Energy Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2019 requirement is $50 million which is recoverable in rates.

Legal/Regulatory Proceedings

Oncor is involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

At December 31, 2018, approximately 18% of Oncor’s full time employees were represented by a labor union and are covered by a collective bargaining agreement with an expiration date of October 25, 2019.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

We have not identified any significant potential environmental liabilities at this time.

9.    MEMBERSHIP INTERESTS

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet the respective company’s expected future requirements.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including capital leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of acquisition accounting from a 2007 transaction (which included recording the initial goodwill and fair value adjustments and subsequent related impairments and amortization).

Oncor’s authorized capital structure is 57.5% debt to 42.5% equity effective November 27, 2017 based on the PUCT order issued in PUCT Docket No. 46957 (see Note 3 for additional information). Oncor’s previous PUCT authorized capital structure was 60% debt to 40% equity. At December 31, 2018, $41 million was available for distribution by Oncor to its members, of which 80.25% related to our ownership interest, as Oncor’s regulatory capitalization ratio was 57.3% debt to 42.7% equity. The PUCT order required Oncor to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect actual capitalization prior to achieving the authorized capital structure. Oncor’s authorized regulatory capital structure was met in May 2018, and therefore Oncor ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018.

Cash Distributions

On February 20, 2019, our board of directors declared a cash distribution of $54 paid to our member on February 22, 2019. During 2018, our board of directors declared, and we paid cash distributions of $149 million to our member. During 2017, our board of directors declared, and we paid cash distributions of $170 million to EFIH.

Cash Contributions

On February 19, 2019, we received a cash capital contribution from our member totaling $56 million. During 2018, we received cash contributions of $256 million from our member including $26 million for the purchase of a 0.22% interest in Oncor from a noncontrolling interest.

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2015	$(18)	$(73)	$(91)
Defined benefit pension plans	-	-	-
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	-	2
Balance at December 31, 2016	$(16)	$(73)	$(89)
Defined benefit pension plans	-	6	6
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	-	2
Balance at December 31, 2017	$(14)	$(67)	$(81)
Defined benefit pension plans	-	(13)	(13)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	-	2
Balance at December 31, 2018	$(12)	$(80)	$(92)

10.    NONCONTROLLING INTERESTS

At December 31, 2018, Oncor’s ownership was 80.25% held by us and 19.75% held by Texas Transmission. The book value of the noncontrolling interests exceeds its ownership percentage due to the portion of Oncor’s deferred taxes not attributable to the noncontrolling interests.

11.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of certain EFH Corp./Vistra active and retired employees for periods prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, Oncor entered into an agreement with a predecessor of EFH Corp. whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. Oncor subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to the agreement with the Vistra affiliate, Oncor now sponsors an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2018 and 2017, Oncor had recorded regulatory assets totaling $1.018 billion and $1.215 billion, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor has also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to its regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

Oncor sponsors the Oncor Retirement Plan and also has liabilities under the Vistra Retirement Plan (formerly EFH Retirement Plan), both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also has the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

At December 31, 2018, Oncor’s pension plans’ projected benefit obligation included a net actuarial gain of $232 million for 2018 due primarily to an increase in the discount rate. Actual returns on pension plan assets in 2018 were less than the expected return on assets by $299 million resulting in a net actuarial loss of $67 million. We expect the pension plans’ estimated amortizations of net actuarial losses to decrease by $20 million in 2019 reflecting these changes.

OPEB Plans

Oncor currently sponsors two OPEB Plans. One plan covers its eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, Oncor established a second plan to cover EFH Corp./Vistra retirees and eligible current and future retirees whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees. The establishment of the second plan is not expected to have an impact on our financial statements.

OPEB plans’ contributions are generally required to be made at least annually based on OPEB expense included in rates. Contributions are placed in an irrevocable external trust fund dedicated to the payment of OPEB expenses.

At December 31, 2018, Oncor’s OPEB plans’ projected benefit obligation included a net actuarial gain of $196 million for 2018 including $88 million from an increase in the discount rate and $108 million from changes associated with updates to census data, mortality, health care claims and trend assumptions. Actual returns on OPEB plans’ assets in 2018 were less than the expected return on assets by $19 million resulting in a net actuarial gain of $177 million. We expect the OPEB plans’ estimated amortizations of net actuarial losses to decrease by $38 million in 2019 reflecting these changes.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s portion of the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above. Oncor’s net costs related to pension and OPEB plans for the years ended December 31, 2018, 2017 and 2016 were comprised of the following:

	Year Ended December 31,
	2018	2017	2016

Pension costs	$77	$85	$76
OPEB costs	70	58	62
Total benefit costs	147	143	138
Less amounts recognized principally as property or a regulatory asset	(69)	(98)	(100)
Net amounts recognized as operation and maintenance expense or other deductions	$78	$45	$38

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2018, 2017 and 2016 measurement dates:

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016

Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	3.54%	4.05%	4.30%	3.73%	4.35%	4.60%
Expected return on plan assets	5.11%	5.17%	5.54%	6.20%	6.10%	6.30%
Rate of compensation increase	4.46%	3.33%	3.29%

Components of Net Pension and OPEB Costs:
Service cost	$27	$24	$23	$8	$7	$7
Interest cost	121	131	134	44	47	49
Expected return on assets	(120)	(115)	(122)	(9)	(8)	(9)
Amortization of prior service cost (credit)	-	-	-	(30)	(20)	(20)
Amortization of net loss	49	45	41	57	32	35
Net periodic pension and OPEB costs	$77	$85	$76	$70	$58	$62

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	$67	$(11)	$41	$(177)	$139	$10
Amortization of net loss	(49)	(45)	(41)	(57)	(32)	(35)
Plan amendments	-	-	-	-	(78)	-
Amortization of prior service (cost) credit	-	-	-	30	20	20
Total recognized as regulatory assets or other comprehensive income	18	(56)	-	(204)	49	(5)
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$95	$29	$76	$(134)	$107	$57

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.18%	3.54%	4.05%	4.41%	3.73%	4.35%
Rate of compensation increase	4.53%	4.46%	3.33%	-	-	-

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,500	$3,307	$1,198	$1,116
Service cost	27	24	8	7
Interest cost	121	131	44	47
Participant contributions	-	-	19	19
Plan amendments	-	-	-	(78)
Actuarial (gain) loss	(232)	201	(196)	154
Benefits paid	(175)	(163)	(67)	(67)
Annuity purchase	(79)	-	-	-
Projected benefit obligation at end of year	$3,162	$3,500	$1,006	$1,198
Accumulated benefit obligation at end of year	$3,069	$3,387	$-	$-

Change in Plan Assets:
Fair value of assets at beginning of year	$2,600	$2,287	$149	$143
Actual return (loss) on assets	(179)	327	(10)	23
Employer contributions	82	149	41	31
Participant contributions	-	-	19	19
Benefits paid	(175)	(163)	(67)	(67)
Annuity purchase	(79)	-	-	-
Fair value of assets at end of year	$2,249	$2,600	$132	$149

Funded Status:
Projected benefit obligation at end of year	$(3,162)	$(3,500)	$(1,006)	$(1,198)
Fair value of assets at end of year	2,249	2,600	132	149
Funded status at end of year	$(913)	$(900)	$(874)	$(1,049)

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(4)	$(4)	$(7)	$(12)
Other noncurrent liabilities	(909)	(896)	(867)	(1,037)
Net liability recognized	$(913)	$(900)	$(874)	$(1,049)
Regulatory assets:
Net loss	$534	$538	$171	$402
Prior service cost (credit)	-	-	(57)	(86)
Net regulatory asset recognized	$534	$538	$114	$316
Accumulated other comprehensive net loss	$147	$124	$1	$3

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2018	2017

Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	7.60%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2026	2026

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	8.70%	9.40%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2027	2026

	1-Percentage Point Increase	1-Percentage Point Decrease

Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$124	$(103)
Effect on postretirement benefits cost	7	(5)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2018	2017

Pension Plans with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$3,162	$3,316
Accumulated benefit obligations	3,069	3,207
Plan assets	2,249	2,409

Pension and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S.Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 28% of total investments at December 31, 2018.

The target asset allocation ranges of the pension plan’s investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable

International equities	13% - 21%	6% - 12%
U.S. equities	16% - 24%	8% - 14%
Real estate	3% - 7%	-
Credit strategies	5% - 10%	5% - 9%
Fixed income	45% - 55%	68% - 78%

The investment objective for the OPEB plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2018 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans’ Assets

At December 31, 2018 and 2017, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2018
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$-	$-	$-	$-
Equity securities:
U.S.	170	2	-	172
International	239	-	-	239
Fixed income securities:
Corporate bonds (a)	-	930	-	930
U.S. Treasuries	-	110	-	110
Other (b)	-	69	-	69
Real estate	-	-	3	3
Total assets in the fair value hierarchy	$409	$1,111	$3	1,523
Total assets measured at net asset value (c)				726
Total fair value of plan assets				$2,249

	At December 31, 2017
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$-	$11	$-	$11
Equity securities:
U.S.	235	2	-	237
International	271	-	-	271
Fixed income securities:
Corporate bonds (a)	-	1,081	-	1,081
U.S. Treasuries	-	251	-	251
Other (b)	-	44	-	44
Real estate	-	-	3	3
Total assets in the fair value hierarchy	$506	$1,389	$3	1,898
Total assets measured at net asset value (c)				702
Total fair value of plan assets				$2,600
_____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.

(b)	Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.

(c)
Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Fair Value Measurement of OPEB Plans’ Assets

At December 31, 2018 and 2017, OPEB plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2018
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$15	$-	$-	$15
Equity securities:
U.S.	21	-	-	21
International	22	-	-	22
Fixed income securities:
Corporate bonds (a)	-	26	-	26
U.S. Treasuries	-	3	-	3
Other (b)	28	1	-	29
Total assets in the fair value hierarchy	$86	$30	$-	116
Total assets measured at net asset value (c)				16
Total fair value of plan assets				$132

	At December 31, 2017
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$1	$1	$-	$2
Equity securities:
U.S.	35	-	-	35
International	33	-	-	33
Fixed income securities:
Corporate bonds (a)	-	30	-	30
U.S. Treasuries	-	3	-	3
Other (b)	28	1	-	29
Total assets in the fair value hierarchy	$97	$35	$-	132
Total assets measured at net asset value (c)				17
Total fair value of plan assets				$149
_____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.

(b)	Other consists primarily of diversified bond mutual funds.

(c)
Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return

International equity securities	7.70%	401(h) accounts	6.63%
U.S. equity securities	6.60%	Life insurance VEBA	6.08%
Real estate	5.40%	Union VEBA	6.08%
Credit strategies	5.58%	Non-union VEBA	2.90%
Fixed income securities	4.30%	Weighted average	6.19%
Weighted average (a)	5.64%
_____________

(a)	The 2019 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.91% and for Oncor’s portion of the Vistra Retirement Plan is 5.29%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2018, Oncor selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2018 consisted of 1,044 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For the Oncor OPEB Plans at December 31, 2018, Oncor selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2018 consisted of 377 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Amortization in 2019

In 2019, amortization of the net actuarial loss for the defined benefit pension plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $26 million and $3 million, respectively. No amortization of prior service credit is expected in 2019 for the defined benefit pension plans. Amortization of the net actuarial loss for the OPEB plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $19 million and zero, respectively. Amortization of prior service credit for the OPEB plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $19 million and zero, respectively.

Pension and OPEB Plans Cash Contributions

Oncor’s contributions to the benefit plans were as follows:

	Year Ended December 31,
	2018	2017	2016

Pension plans contributions	$82	$149	$4
OPEB plans contributions	41	31	31
Total contributions	$123	$180	$35

Oncor’s funding for the pension plans and the Oncor OPEB Plans is expected to total $41 million and $35 million, respectively in 2019 and approximately $538 million and $179 million, respectively, in the 2019 to 2023 period.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2019	2020	2021	2022	2023	2024-28

Pension plans	$183	$187	$192	$196	$200	$1,031
OPEB plans	$53	$56	$58	$61	$63	$320

Thrift Plan

Oncor employees are eligible to participate in a qualified savings plan, a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan's investment options. Oncor’s contributions to the Thrift Plan totaled $19 million, $17 million and $15 million for the years ended December 31, 2018, 2017 and 2016, respectively.

12.    STOCK-BASED COMPENSATION

Oncor currently does not offer stock-based compensation to its employees or directors. In 2008, Oncor established the SARs Plan under which certain of its executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, Oncor established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, Oncor accepted the early exercise of all outstanding SARs (both vested and unvested) issued to date pursuant to both SARs Plans. As part of the 2012 early exercise of SARs Oncor began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. As a result of the Sempra Acquisition, the dividend and interest accounts were distributed in 2018, totaling $15 million. For accounting purposes, the liability was discounted based on an employee’s or director’s expected retirement date. We recognized $4 million, $1 million and $1 million in accretion and interest with respect to such dividend and interest accounts in the years 2018, 2017 and 2016, respectively.

13.    RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters. See Note 2 for additional information regarding the EFH Bankruptcy Proceedings and the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties as of October 3, 2016.

•
Oncor recorded revenue from TCEH, principally for electricity delivery fees, which totaled $715 million for the period January 1, 2016 through October 2, 2016. The fees are based on rates regulated by the PUCT that apply to all REPs.

•
EFH Corp. subsidiaries charged Oncor for certain administrative services at cost. Oncor’s payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $1 million for 2016. Oncor and EFH Corp. also charged each other for shared facilities at cost. Oncor’s payments to EFH Corp. subsidiaries for shared facilities totaled $3 million for 2016. Payments Oncor received from EFH Corp. subsidiaries related to shared facilities totaled $1 million for 2016.

•
We are a member of Sempra’s federal consolidated tax group and therefore Sempra’s federal consolidated income tax return includes our results. Included in our results as reported in Sempra’s federal consolidated tax return is our portion of Oncor’s taxable income. Under the terms of a tax sharing agreement, we are obligated to make payments to STH in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission, pro rata in accordance with its respective membership interest in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. STH also includes Oncor’s results in its combined Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to STH Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) STH and EFH Corp. related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,	At December 31,
	2018 (STH)	2017 (EFH Corp.)

Federal income taxes payable (receivable)	$7	$(12)
Texas margin taxes payable	21	21
Total payable (receivable)	$28	$9

Cash payments made to (received from) Sempra and EFH Corp. related to income taxes consisted of the following:

	Year Ended December 31, 2018			Year Ended December 31, 2017	Year Ended December 31, 2016
	STH	EFH Corp.	Total	EFH Corp.	EFH Corp.

Federal income taxes	$77	$(19)	$58	$(83)	$21
Texas margin taxes	21	-	21	20	20
Total payments (receipts)	$98	$(19)	$79	$(63)	$41

•
As of March 8, 2018, approximately 16% of the equity in an existing vendor of the company was owned by a member of the Sponsor Group. As a result of the Sempra Acquisition, the Sponsor Group ceased to be a related party as of March 9, 2018. During 2018, 2017 and 2016, this vendor performed transmission and distribution system construction and maintenance services for us. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $35 million dollars for the year-to-date period ended March 8, 2018, of which approximately $33 million was capitalized and $2 million was recorded as an operation and maintenance expense. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $219 million for 2017, of which approximately $210 million was capitalized and $9 million recorded as an operation and maintenance expense, and $188 million for 2016, of which approximately $180 million was capitalized and $8 million recorded as an operation and maintenance expense. At December 31, 2017, Oncor had outstanding trade payables to this vendor of $7 million.

See Notes 9 and 11 for information regarding distributions to members and Oncor’s participation in the Vistra Retirement Plan.

14.    SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Through December 29, 2016, Oncor was the primary beneficiary of and consolidated a former wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that was pledged as collateral to secure the bonds. Oncor acted as the servicer for this entity to collect transition charges authorized by the PUCT. These funds were remitted to the trustee and used for interest and principal payments on the transition bonds and related costs. Bondco was dissolved effective December 29, 2016.

Bondco had issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. We and Oncor did not provide any financial support to Bondco during the year ended December 31, 2016.

Other Income and (Deductions)

	Year Ended December 31,
	2018	2017	2016

Professional fees	$(12)	$(15)	$(15)
Sempra Acquisition related costs	(12)	-	-
Recoverable Pension and OPEB - non-service costs (a)	(53)	(31)	(28)
Non-recoverable pension and OPEB (Note 10)	(6)	(5)	(2)
Interest income	1	6	2
Other	(2)	(1)	-
Total other income and (deductions) - net	$(84)	$(46)	$(43)
________________
(a) Years 2017 and 2016 are adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

Interest Expense and Related Charges

	Year Ended December 31,
	2018	2017	2016

Interest	$358	$351	$341
Amortization of debt issuance costs and discounts	6	3	3
Less allowance for funds used during construction – capitalized interest portion	(13)	(12)	(8)
Total interest expense and related charges	$351	$342	$336

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2018	2017

Gross trade accounts and other receivables	$562	$638
Allowance for uncollectible accounts	(3)	(3)
Trade accounts receivable – net	$559	$635

At December 31, 2018, REP subsidiaries of two of Oncor's largest counterparties represented approximately 13% and 10% of the trade accounts receivable balance and at December 31, 2017, represented approximately 12% and 10% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2018	2017

Assets related to employee benefit plans, including employee savings programs	$108	$111
Land	12	2
Total investments and other property	$120	$113

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2018 and 2017, the face amount of these policies totaled $157 million and $162 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $87 million and $84 million at December 31, 2018 and 2017, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2018	2018	2017
Assets in service:
Distribution	2.8% / 35.1 years	$13,105	$12,467
Transmission	2.9% / 34.4 years	8,568	7,870
Other assets	6.9% / 14.6 years	1,497	1,380
Total		23,170	21,717
Less accumulated depreciation		7,513	7,255
Net of accumulated depreciation		15,657	14,462
Construction work in progress		417	402
Held for future use		16	15
Property, plant and equipment – net		$16,090	$14,879

Depreciation expense as a percent of average depreciable property approximated 2.8%, 3.4% and 3.5% for the years ended December 31, 2018, 2017 and 2016, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2018			At December 31, 2017
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$464	$101	$363	$453	$96	$357
Capitalized software	787	385	402	679	339	340
Total	$1,251	$486	$765	$1,132	$435	$697

Aggregate amortization expense for intangible assets totaled $50 million, $57 million and $61 million for the years ended December 31, 2018, 2017 and 2016, respectively. At December 31, 2018, the weighted average remaining useful lives of capitalized land easements and software were 82 years and 9 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense

2019	$50
2020	49
2021	49
2022	49
2023	49

At both December 31, 2018 and 2017, goodwill totaling $4.1 billion was reported on our balance sheet. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Employee Benefit Obligations and Other

Employee benefit obligations and other reported on our balance sheet consisted of the following:

	At December 31,
	2018	2017

Retirement plans and other employee benefits	$1,858	$2,035
Liabilities related to tax sharing agreement with noncontrolling interest (a)	121	130
Investment tax credits	8	10
Other	77	56
Total employee benefit obligations and other	$2,064	$2,231
_____________
(a)    Includes an $86 million re-measurement impact recorded in 2017 due to the TCJA.

Supplemental Cash Flow Information

	Year Ended December 31,
	2018	2017	2016

Cash payments related to:
Interest	$368	$345	$336
Less capitalized interest	(13)	(12)	(8)
Interest payments (net of amounts capitalized)	$355	$333	$328
Income taxes:
Federal	$68	$(95)	$21
State	21	20	20
Total payments (refunds) of income taxes	$89	$(75)	$41

Noncash Sharyland Asset Exchange costs	$—	$383	$—
Noncash construction expenditures (a)	$174	$129	$122
_____________

(a)	Represents end-of-period accruals.

15.     ACQUISITION ACTIVITY

Pending InfraREIT Acquisition

On October 18, 2018, Oncor entered into the InfraREIT Merger Agreement pursuant to which it will acquire all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners, subject to the conditions discussed below. The InfraREIT Acquisition will occur through the merger of InfraREIT with and into a newly formed wholly-owned subsidiary of Oncor, followed by the merger of another newly formed wholly-owned subsidiary of Oncor with and into InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus Oncor will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The acquisition also includes InfraREIT’s outstanding debt, which totaled approximately $945 million at September 30, 2018.

In connection with entering into the InfraREIT Merger Agreement, Oncor has received a commitment letter from Sempra and certain indirect equity holders of Texas Transmission (collectively, Equity Commitment Parties), pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties have committed to provide their pro rata share of capital contributions to Oncor in an aggregate principal amount of up to $1.330 billion, to fund the cash consideration payable by Oncor in the InfraREIT Acquisition and the payment of related fees and expenses. The funding provided for in the commitment letter is contingent on the satisfaction of customary conditions, including the substantially simultaneous closing of the transactions contemplated by the InfraREIT Merger Agreement, but is not a condition to the closing of the InfraREIT Acquisition.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS, and SDTS’s tenant, SU, will complete an asset exchange (SDTS-SU Asset Exchange) immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS will exchange certain of its south Texas assets for certain north Texas assets owned by SU. As a result, upon closing of the InfraREIT Acquisition, Oncor will own all of SDTS’s and SU’s assets and projects in north, central and west Texas and SU will own its and SDTS’s assets in south Texas.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra will acquire an indirect 50 percent limited partnership interest in SU (Sempra-SU Transaction). As a result of the Sempra-SU Transaction, SU will be our affiliate for purposes of PUCT rules. The SDTS-SU Asset Exchange also contemplates that at closing Oncor and SU will enter into a future development agreement and, subject to receipt of certain PUCT approvals, an operation and maintenance agreement. The future development agreement addresses ownership and funding of potential future SU transmission projects, under certain circumstances, where at least one endpoint of the project is a legacy SDTS asset. Oncor and SU will each own and fund certain percentages of the project depending on the project type and location of the transmission project’s endpoints. The operation and maintenance agreement provides that Oncor will provide to SU certain operations and maintenance services with respect to the SU assets in south Texas. Such services will be provided by Oncor to SU at cost without a markup or profit.

Oncor, InfraREIT and InfraREIT Partners have agreed to use their respective reasonable best efforts, subject to certain exceptions, to consummate the InfraREIT Acquisition as promptly as practicable. Closing of the InfraREIT Acquisition is subject to the satisfaction of customary closing conditions, including the satisfaction of certain regulatory conditions, including the receipt of the approval of the PUCT and the FERC, and clearance by the Committee on Foreign Investment in the United States. The parties filed a single, integrated Joint Application for Sale, Transfer or Merger with the PUCT on November 30, 2018 in PUCT Docket No. 48929. The parties also filed a single, integrated Joint Application under Section 203 of the Federal Power Act on November 30, 2018, in Docket No. EC19-31. On February 7, 2019, InfraREIT announced that its stockholders voted to adopt the InfraREIT Merger Agreement at a special meeting of its stockholders.

Sharyland Asset Exchange

On July 21, 2017, Oncor entered into an Agreement and Plan of Merger by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a Texas limited liability company and wholly-owned subsidiary of Oncor. Pursuant to that agreement, on November 9, 2017, Oncor exchanged approximately $383 million of its transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The Sharyland Asset Exchange expanded its customer base in west Texas and provides some potential growth opportunities of the distribution network. The transaction for assets between Oncor and the Sharyland Entities was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of section 1031 of the Code). The Sharyland Asset Exchange did not have a material effect on our results of operations, financial position or cash flows.

16.	CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
PARENT ONLY FINANCIAL INFORMATION
(millions of dollars)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2017	2016

Income tax expense	$(24)	$(73)	$(12)
Equity in earnings of subsidiary	437	335	344
Net Income	413	262	332
Other comprehensive income (net of tax (benefit) expense of ($3), $4 and $1)	(11)	8	2
Comprehensive income	$402	$270	$334

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017	2016

Cash provided by operating activities	$149	$171	$162
Cash used in financing activities - distributions paid to parent	(149)	(171)	(162)
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents - beginning balance	-	-	-
Cash and cash equivalents - ending balance	$-	$-	$-

CONDENSED BALANCE SHEETS

	At December 31,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents	$-	$-
Investments - noncurrent	6,851	6,378
Accumulated deferred income taxes	101	90
Total assets	$6,952	$6,468
LIABILITIES AND MEMBERSHIP INTERESTS
Income taxes payable to parent - current	$3	$8
Other noncurrent liabilities and deferred credits	121	130
Total liabilities	124	138
Membership interests	6,828	6,330
Total liabilities and membership interests	$6,952	$6,468

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2018 and 2017, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2018, 2017 and 2016. We are a Delaware limited liability company indirectly wholly owned by Sempra. As of December 31, 2018, we own 80.25% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the condensed financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 15. Our subsidiary has been accounted for under the equity method in this condensed financial information. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including capital leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes any transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of acquisition accounting from a 2007 transaction (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization).

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 57.5% debt to 42.5% equity. At December 31, 2018, Oncor’s regulatory capitalization ratio was 57.3% debt to 42.7% equity.

During 2018, 2017 and 2016, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Year Ended December 31,
	2018 (Sempra)	2017 (EFH Corp.)	2016 (EFH Corp.)
	(millions of dollars)
Distributions received, subsequently paid as federal income taxes recognized as operating activities	$18	$19	$21
Distributions received, subsequently paid as a distribution recognized as financing activities	149	171	162
Total distributions from Oncor	$167	$190	$183